Filed by: Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.

Commission File Number: 1-13083

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”) and the combined company after completion of the proposed transactions with WellPoint Health Networks Inc. (“WellPoint”) that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s various SEC reports, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2002 and its Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation. Additional information regarding the interests of Anthem’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

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The following is a presentation made by Anthem at the 2003 Anthem Investor Conference on November 18, 2003.

Demonstrating Disciplined Performance and Financial Momentum
Mike Smith Executive VP and Chief Financial Officer

Finance Driven Culture

Success in industry requires timely financial reviews

Metric-driven company: “If it moves, we measure it”

Monthly close process provides timely insight
on financial performance

All finance executives participate

Close books within 4 business days each month

Intensive “Bottoms-Up” forecasting process

Budget prepared and approved by business leaders
and finance executives

Budget presented to Board in October of each year

Quarterly forecasting

All four health region leaders have held finance roles

Corporate Governance

Results with integrity

Ethics and compliance training annually

Internal audit review and internal control assessments

Alignment with Sarbanes-Oxley Act

Strong and independent board

13 of the 15 total members are independent

Engaged directors: Monthly communication

Transparent and open communication with investment
community

Accessible and responsive management team

Earnings guidance provided on quarterly conference calls

Anthem Since the IPO...

Met or exceeded earnings expectations in all 9 quarters

Strong EPS growth with 18-19% projected for 2003

Grew membership by 4.0 million members

Trigon acquisition: 2.5 million

Organic: 1.5 million

Invested in our businesses to improve our competitive
position

Systems consolidation

IT and e-business

Build out of Specialty product portfolio

Disease management

Improved after-tax margins

Building a Solid Track Record

Disciplined pricing

Administrative cost control

Medical management initiatives

Diluted EPS

23% CAGR

Simple Strategy

15%+ EPS growth for 2005 and beyond

Profitable membership growth

Serve our customers’ needs

$6.05 - $6.15

Quality of Earnings: Operating Cash Flow

($ In Millions)

Quality of Earnings:
Consistent Reserving Methodology

Consistent and conservative policy = high quality earnings

No net benefit to current year’s earnings due to redundancy

178 actuarial associates including 27 FSA’s and 34 ASA’s
estimate reserves at very detailed level – not a macro approach

Reserve Redundancy as % of Prior Year Incurred Claims

Operating Gain by Segment

Above percentages exclude Other segment.

2001

2003E

Operating Performance

$342

$549

3.3%

$880 to

$890

$755 to

$765

4.1%

Mid 4%

Net Income                   After-Tax Margin

($ In Millions)

Mid 4%

Financial Strength and Flexibility

$7,177.4 million of cash and investments, includes
~$700 million at the parent company

Debt-to-capital ratio of 22% is within a targeted ratio
of 20% to 30%

Insurance subsidiaries adequately capitalized

Financial strength ratings

AM Best: A (“Excellent”)

Standard & Poor’s: A (“Strong”)

Moody’s: A1 (“Good”)

Fitch: AA- (“Excellent”)

Investing in
our future and
enhancing the
value of our
company

1.

Reinvest in our businesses

2.

Share repurchase

3.

Strategic acquisitions

4.

Debt maturity/repurchase

Cash Flow Deployment

Since the IPO…  Anthem has Delivered

Members increasingly recognize the value
of our products and services

Members supported by a financially  secure
health insurance company

Brokers and Consultants  attracted to an
industry leader with a proven service platform

Clinical networks understand the power of
collaborating to improve the Healthcare system

Shareholders have been rewarded for investing
in Anthem

Mike Smith
Executive VP and Chief Financial Officer